Logistic Properties of the Americas Enters into Master Forward Purchase
Agreement for Strategically Located Class A Industrial Real Estate Assets in Mexico

Mexico City, Mexico – March 9, 2026 - Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, "LPA" or the "Company"), announced today that it has entered into a forward purchase agreement for a portfolio of Class A industrial properties strategically located in Tepeji del Río, State of Hidalgo, Mexico.

The transaction was executed through a Master Agreement, representing an approximately US$200 million investment, pursuant to which LPA will progressively acquire stabilized industrial assets within Central Park 57, a large‑scale industrial and logistics park strategically located along the Mexico–Querétaro Highway (Federal Highway 57), a key logistics corridor. The asset is being developed and sponsored by Mexico City-based Fortem Capital, the institutional owner and master developer of Central Park 57, the first operating building of which is pending stabilization of approximately 153,400 square feet.

Central Park 57 has been designed as a modern, institutional‑grade logistics and manufacturing hub, with Class A specifications, on‑site infrastructure and utilities, controlled access and security, and scalability in a phased development. It is the only logistics park on Route 57 with simultaneous northbound and southbound access within a 200-mile radius. Upon completion, Central Park 57 is expected to comprise approximately 2.1 million square feet of gross leasable area.

The park’s location places it approximately 20 kilometers from the Tepotzotlán toll, with efficient connectivity to Mexico City, the State of Mexico, Querétaro, and the Bajío, positioned to benefit from ongoing demand related to nearshoring activities, e‑commerce growth, and third‑party logistics providers.

“This transaction reflects our disciplined, partner‑centric growth strategy. Joining forces with a leading institutional real estate investor like Fortem Capital to thoughtfully and systematically increase LPA’s presence in Mexico, both accelerates and de‑risks expansion in this market. Our strategic partnership with a leading local investor like Fortem showcases the creativity of our executive team in sourcing, structuring, and executing high‑quality industrial investments,” said Esteban Saldarriaga, Chief Executive Officer of LPA. “Central Park 57 combines scale, a strategic location, reliable power, and access infrastructure in a way that is aligned directly with the demanding specifications of our customers and reinforces our conviction in Mexico as a key market within our cross-border platform.”

The acquisition of Central Park 57 will be completed through sequential closings, subject to customary conditions precedent, including completion of construction works, lease stabilization, and regulatory approvals, as applicable. Each asset is expected to be leased in US dollars, delivered as a fully developed, Class A industrial facility that meets institutional construction, safety, and operational standards.

“This agreement reflects Fortem Capital’s disciplined approach to originating and developing institutional-quality real estate platforms in strategic corridors, in alignment with structural demand drivers and long-term capital partnerships. Central Park 57 is being executed under rigorous design, operational and governance standards, consistent with the institutional framework applied to this development,” said Ignacio García de Quevedo, Managing Director of Fortem Capital.

“Mexico continues to benefit from its unparalleled proximity to vital North American supply chains, along with sustained nearshoring and logistics demand. The unique location of Central Park 57, in particular, offers a cost‑effective alternative within the greater Mexico City industrial real estate market,” said Eduardo Nakash, Country Manager for Mexico. “The park provides the connectivity, infrastructure, and local skilled labor that high-grade global and regional tenants are seeking, and it will substantially expand and diversify LPA’s regional platform as well as consolidate our presence in the country.”

About Logistic Properties of America
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of September 30, 2025, LPA’s operating and development portfolio was comprised of 35 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 560,000 square meters (or approximately 6.0 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.

About Fortem Capital
Fortem Capital is a Mexico-based real estate private equity platform focused on the origination, development and management of institutional-quality real estate programs across key sectors, including industrial, hospitality, residential and mixed-use developments. The firm manages two capital development certificate programs (CKDs) listed on Bolsa Institucional de Valores (BIVA) and four private equity funds, operating through an integrated model that combines investment, development and asset management capabilities. Its diversified portfolio is built on disciplined capital allocation, long-term value creation and strong local execution, guided by core values of transparency, integrity, responsibility, teamwork and environmental stewardship, aligned with institutional investment and governance standards. https://fortemcapital.com.mx/

Forward-Looking Statements
This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com